As filed with the Securities and Exchange Commission on June 28, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSACTION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES ACT OF 1934

For the transition period from                  to

Commission File No.: 0-22784

A.	Full title of the plans and the address of the plans, if different from that of the issuer named below:

Gateway, Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office.

GATEWAY, INC.

14303 Gateway Place

Poway, CA 92064

SUMMARY TABLE OF CONTENTS

REQUIRED INFORMATION

The Gateway, Inc. Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and schedules of the Plan as of and for the year ended December 31, 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix I, as listed in the Summary Table of Contents and incorporated herein by reference. The consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, attached hereto as an Exhibit is a part hereof.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Poway, State of California on June 28, 2004.

Gateway, Inc. Retirement Savings Plan

By:	/s/ Adam A. Andersen
Name: Adam A. Andersen Title: Plan Administrator

2

APPENDIX I

Gateway, Inc.

Retirement Savings Plan

Financial Statements as of December 31, 2003 and 2002, and for the

Year Ended December 31, 2003, Supplemental Schedule as of December 31, 2003,

and Report of Independent Registered Public Accounting Firm

3

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Gateway, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Gateway, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

San Diego, California

June 25, 2004

Gateway, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value (Note 3)	$117,398,466	$93,676,104
Contributions receivable
Participant	245,582	622,024
Employer	93,229	203,761

Total receivables	338,811	825,785

Liabilities
Refunds due to participants for excess contributions	732,119	423,770

Net assets available for benefits	$117,005,158	$94,078,119

The accompanying notes are an integral part of these financial statements.

Gateway, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions
Contributions
Participants	$15,844,261
Employer	6,025,112
Rollovers	648,908
Excess contributions subject to refund	(732,119)

Total contributions	21,786,162

Net appreciation in fair value of investments	21,023,303
Interest and dividends	864,789

Total additions	43,674,254

Deductions
Benefits paid	20,629,772
Administrative expenses	117,443

Total deductions	20,747,215

Net increase in assets available for benefits	22,927,039

Net assets available for benefits, beginning of year	94,078,119

Net assets available for benefits, end of year	$117,005,158

The accompanying notes are an integral part of these financial statements.

Gateway, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

1. Description of Plan

The following brief description of the Gateway, Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General

The Plan is a defined contribution plan covering eligible employees of Gateway, Inc. (“Gateway”). Employees are considered eligible as of their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Trustee

Wells Fargo Bank Minnesota, N.A. (“Wells Fargo”) is the trustee of the Plan. The general duties of the trustee are to manage, invest and reinvest the trust funds, to collect and hold earnings and profits, and to make payments from the trust funds, as directed by the Plan.

Contributions

Participants may contribute 1 percent to 50 percent of their annual compensation to the Plan. Gateway contributes 50 percent of the participant’s contribution in cash up to an amount equal to 3 percent of the participant’s annual compensation. Contributions cannot exceed the maximum allowable dollar limit set by the Internal Revenue Service (“IRS”) for a plan year.

Effective January 1, 2002, participants age 50 and older are permitted to make additional “catch-up” contributions not to exceed $2,000 in 2003. Gateway does not provide matching contributions on participant “catch-up” contributions.

Participants may make rollover contributions, a transfer from another qualified plan, if the contribution complies with the requirements set forth by the Internal Revenue Code (“IRC”).

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) Gateway’s contribution, and (c) an allocation of the Plan’s investment income. Allocations of investment income within each fund are based on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

The payment of benefits can be made upon service or disability retirement, termination of the Plan, death, termination of employment or financial hardship. Benefits to which participants are entitled are limited to the vested amount accumulated in each participant’s account. The participant or beneficiary will be paid in a lump sum or on an installment basis at the option of the participant or beneficiary.

Vesting

Participants are immediately 100 percent vested in their contributions, plus actual earnings thereon. Gateway contributions vest 50 percent upon one year of completed service and 100 percent after two years of completed service. Prior to January 1, 2002, participants were immediately 100 percent vested in their contributions and Gateway’s contributions, plus actual earnings thereon.

Gateway, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

Participant Loans

The Plan provides that participants may obtain loans from their participant account. The minimum loan amount is $1,000 and the maximum is 50 percent of their account balance up to $50,000. Loan terms generally range from 1 to 5 years. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates ranged from 4.25 percent to 9.5 percent as of December 31, 2003 and 2002. Principal and interest are paid through monthly payroll deductions.

Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated May 6, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Forfeited Accounts

Forfeited, nonvested account balances are used to reduce Gateway’s contributions. Forfeited and nonvested accounts totaled $0 and $100,886 as of and for the year ended December 31, 2003, respectively.

Investment Options

For 2003 and 2002, the Plan has selected 11 investment funds that have a variety of growth and risk characteristics. Plan participants may direct their contributions and the Gateway matching contribution between any combination of the funds in increments of 1%.

Each participant has the option to direct the investment of all contributions to any of the funds offered by the Plan on a daily basis. The number of such funds and the type of investments therein may be changed at any time by the Plan.

Plan Termination

Although it has not expressed any intent to do so, Gateway has the right, under the Plan document, to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. Upon termination, the entire adjusted amount of each participant’s account value, including that portion attributable to Gateway’s matching contributions which would not otherwise be vested, becomes fully vested.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Gateway, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

Investment Valuation and Income Recognition

Investments in securities are stated at fair value based on quoted market prices on the last business day of the Plan year. Purchases and sales of securities are reflected on a trade date basis. The loan accounts of participants are recorded at the principal value of outstanding loans, plus accrued interest, which approximates fair value.

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Administrative Expenses

Certain administrative expenses are charged to the Plan. All Plan trustee, custodian, record keeping, administration and audit fees are paid by Gateway. All investment management fees are paid by the Plan.

Recording of Benefit Payments

Payments are recorded when paid.

Excess Contributions

The Plan is required to return contributions received during the plan year in excess of Internal Revenue Code limits. Excess contributions payable were $732,119 and $423,770 as of December 31, 2003 and 2002, respectively.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Gateway, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

3. Investments

Investments held by the plan are summarized in the following schedule. Investments that represent 5% or more of the Plan’s net assets at either December 31, 2003 or 2002 (including comparative amounts as necessary) are separately identified. All remaining investments are included in other.

	2003	2002
Gateway, Inc. common stock	$6,557,163	$4,493,179
Wells Fargo Stable Return Fund	19,451,981	19,838,538
Wells Fargo Balanced Growth Fund	15,474,557	10,257,253
Wells Fargo Strategic Income Fund	—	5,682,018
Neuberger Berman Genesis Fund	6,048,385	3,345,317
Fidelity Growth Equity Fund	20,039,581	15,044,026
Fidelity Advisor Diversified International Fund	6,844,343	—
American Century Ultra Fund	15,623,394	12,821,165
Janus Overseas Fund	—	4,721,716
Van Kampen American Capital Comstock Fund	10,031,560	6,949,916
Participant loans	4,955,377	5,603,780
Other	12,372,125	4,919,196

Total investments	$117,398,466	$93,676,104

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Gateway, Inc. Common Stock	$2,558,740
Mutual funds	18,464,563

$21,023,303

The Plan invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefit.

4. Related Party and Party-in-Interest Transactions

Certain expenses of the Plan are paid for by Gateway. Gateway is the sponsor of the Plan and, therefore, these transactions qualify as party-in-interest transactions, as defined by ERISA. Expenses of the Plan, which were paid by Gateway, totaled $117,443 for the year ended December 31, 2003.

Plan investments include Gateway common stock. Gateway is the Plan sponsor and, therefore, these transactions are party-in-interest transactions, as defined by ERISA. As of December 31, 2003 and 2002, the Plan held 1,365,889 and 1,363,893 shares, respectively, of Gateway common stock with a cost basis of $18,186,627 and $21,960,269, respectively. For the year ended December 31, 2003, purchases and sales of Gateway common stock amounted to $1,191,957 and $1,356,541, respectively.

The Plan also invests in various funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan and, therefore, these transactions are party-in-interest transactions, as defined by ERISA. The trustee is

Gateway, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

authorized to invest in securities under its management and control on behalf of the Plan. For the year ended December 31, 2003, the trustee made purchases and sales of such securities amounting to $14,660,192 and $17,651,524, respectively.

5. Subsequent Event

In April 2004, Gateway closed its 188 Gateway-branded retail stores. This decision resulted in approximately 2,500 retail positions being eliminated in April. In March 2004, Gateway acquired eMachines, Inc., a privately-held computer manufacturer and distributor. As Gateway continues to integrate with eMachines and moves to an increasingly efficient organization, it anticipates that by the end of 2004, its employee base will be reduced to about 2,000 employees or below, compared with approximately 3,500 following closure of the stores. These declines in employee base will likely result in declines in Plan assets for 2004.

Gateway, Inc. Retirement Savings Plan

Schedule H, Line4(i)—Schedule of Assets (Held at End of Year)

December 31, 2003

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Gateway Inc.	Gateway, Inc. common stock	$6,557,163
*	Wells Fargo	Index (S&P 500)	4,250,928
*	Wells Fargo	Stable Return Fund	19,451,981
*	Wells Fargo	Balanced Growth Fund	15,474,557
	Neuberger & Berman	Genesis Trust	6,048,385
	Fidelity	Growth Equity Fund	20,039,581
	Fidelity	Advisor Diversified International Fund	6,844,343
	American Century	Ultra Fund	15,623,394
	Dreyfus	Emerging Leaders	4,960,815
	Van Kampen	American Capital Comstock Fund	10,031,560
	Pimco	Pimco Total Return Fund	3,160,382
*	Participant loans	4.25 percent to 9.5 percent notes, due from January 2004 to December 2013	4,955,377

			$117,398,466

*	Represents a party-in-interest to the Plan for which a statutory exemption exists.

INDEX TO EXHIBITS

Exhibit Number	Document

23	Consent of Independent Registered Public Accounting Firm (Filed herewith)